August 21, 2024

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

       Re: Plutus Financial Group Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 1, 2024
           File No. 333-276791
Dear Ting Kin Cheung:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Operating Expenses, page 63

1. We note your disclosures that account executives receive commissions based on associated revenue generated from introduced investors and that such commissions are typically between 50-70% of the amounts earned by you. We also note that commission amounts vary among different investment products. Please revise your disclosures to address the items below.
           Discuss period-over-period changes, if any, in commission rates for securities trading, for discretionary accounts, and for funds, as well as related drivers.
           Disclose whether you have contractual arrangements with the account executives and, if so, the length of these arrangements.
2. We note your roll forward of non-IPO margin lending activity. Please enhance it to show, where applicable, repayments that are attributable to principal, interest, liquidation of
 August 21, 2024
Page 2

       collateral, and personal guarantee payments or repayment plans. In addition, please show principal and interest amounts charged off during the periods presented.
3. We note that the HK$6,050,000 of expected credit losses for interest income recorded in the year ended December 31, 2023 exceeded the HK$5,981,000 interest income recognized during the year, but that you attribute the year-over-year decline in interest income from margin financing to lower average loans on pages 62 and 67. We also note that you recognize interest income from margin lending over the period of the related loan. Please address the items below.
           In an appropriate location within your filing, clarify what, if any, impact charge-offs had on interest income amounts for these periods, and explain how a small number of loans translated into such a large proportion of interest income being written off as compared to total interest recognized in 2023.
           Enhance your accounting policy disclosures, including in your footnotes, relating to the recognition of margin lending income to more fulsomely describe margin lending repayment terms and at what point you consider related interest income earned.
Loans to Customers, page 116

4. Understanding that your disclosure on page 117 indicates you do not expect to settle any advances or loans by special dividend in the future, please revise your disclosure to state how you expect the loans to Mr. Cheung, the CEO, to be settled. In addition, please revise your labeling, if true, to clarify that this balance is included within the "Loans to customers - related parties" balance sheet line item, rather than "Loans to customers." If this is not the case, tell us why it is within "Loans to customers." Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909
if you have
questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance